                                                                    EXHIBIT 4.11
[LETTERHEAD OF FIRST UNION NATIONAL BANK]

                                August 18, 1997

Petersen Publishing Company, L.L.C.
6420 Wilshire Boulevard
Los Angeles, California 90048

Attention: Mr. Richard S. Willis,
           Chief Financial Officer

Gentlemen:

     First Union National Bank ("First Union") and First Union Capital Markets Corp. (the "Arranger") have been informed that Petersen Holdings, L.L.C. ("Holdings") and The Petersen Companies, Inc., formerly known as BrightView Communications Group, Inc. ("TPC," and together with Holdings, the "Parent"), which together presently hold 100% of the outstanding membership interests in Petersen Publishing Company, L.L.C. (the "Company"), intend to enter into a series of transactions substantially as follows:

        (i) The Parent proposes to effect a reorganization as a result of which, among other things, Holdings will become a direct wholly owned subsidiary of TPC and the Company will become an indirect wholly owned subsidiary of TPC;

        (ii) TPC proposes to effect an initial registered public offering of its common stock and to use the proceeds therefrom (A) to refinance approximately $60 million in aggregate principal amount of the Company's existing senior bank credit facility, (B) to prepay up to $25 million in aggregate principal amount of the Company's outstanding senior subordinated notes (together with the redemption premium and accrued and unpaid interest thereon), and (C) to redeem Preferred Units of Holdings having an aggregate liquidation preference and accrued and unpaid preferred yield of up to $50 million; and

        (iii) The Company proposes to enter into a Credit Agreement having substantially the terms set forth on the

August 18, 1997
Page 2
-----------------------------

     summary of terms and conditions attached hereto (the "Term Sheet") with certain financial institutions for a senior revolving credit facility in the aggregate principal amount of $175 million (the "Bank Credit Facility"), the proceeds of which will be used to refinance the remainder of the Company's existing senior bank credit facility and for working capital and general corporate purposes, including payment of fees and expenses (the transactions described in clauses (i) through (iii), collectively, the "Transactions").

     The Company has requested that First Union commit to provide the entire principal amount of the Bank Credit Facility and that the Arranger agree to structure, arrange and syndicate the Bank Credit Facility.

     Based upon and subject to the foregoing and to the terms and conditions set forth below and in the Term Sheet, First Union is pleased to confirm its commitment (this "Commitment") to provide $175 million of the Bank Credit Facility to the Company. First Union's obligation to provide the Bank Credit Facility pursuant to this Commitment and the Arranger's agreement to provide the services described herein are subject to (i) the Company's written acceptance of a letter from First Union to the Company of even date herewith (the "Fee Letter") pursuant to which the Company agrees to pay to First Union certain fees in connection with the Bank Credit Facility as more particularly set forth therein, (ii) the completion of a definitive credit agreement and related documentation for the Bank Credit Facility in form and substance reasonably satisfactory to First Union, (iii) compliance with all applicable laws and regulations (including compliance of this Commitment and the transactions described herein with all applicable federal banking laws, rules and regulations), (iv) the absence of any condition in the financial or capital markets prior to the execution of such definitive credit documentation that could reasonably be expected to have a material adverse effect on the primary syndication of the Bank Credit Facility, and (v) the satisfaction of all other conditions described herein, in the Term Sheet and in such definitive credit documentation.

     First Union reserves the right, prior to or after the execution of definitive documentation with respect to the Bank Credit Facility, and as part of any syndication thereof or otherwise, to assign part of this Commitment, in accordance with the Term Sheet, to one or more financial institutions that will become lenders and be party to such definitive documentation. It is agreed that no lender will receive compensation from or on

August 18, 1997
Page 3
-------------------------

behalf of the Company outside the terms contained herein and in the Fee Letter in order to obtain its commitment to participate in the Bank Credit Facility.

     The Company understands that the Arranger intends to commence its syndication efforts immediately and agrees to assist the Arranger and First Union in promptly completing a mutually satisfactory syndication. The syndication will be accomplished by a variety of means, including direct contact during the syndication between senior management of the Parent and the Company and First Union and the Arranger and their respective affiliates and advisors. It is a further condition to this Commitment that First Union act as sole administrative and syndication agent, that the Arranger act as sole arranger for the Bank Credit Facility, and that each will perform all functions and exercise all authority customarily performed and exercised by them in such capacities. First Union reserves the right to allocate (in whole or in part) to the Arranger or any of First Union's other affiliates any fees payable to it in such manner as it and its affiliates may agree in their sole discretion. The Company agrees that First Union and the Arranger may share with any of their respective affiliates and advisors any information related to the Transactions or any other matter contemplated hereby, on a confidential basis.

     The Company also agrees that First Union and its affiliates will be afforded an opportunity to offer proposals to provide (a) any interest rate caps, currency swaps and other hedging transactions to be entered into by the Company or its affiliates and (b) cash management, funds transfer, trade, corporate trust and securities services to be obtained by the Company or its affiliates.

     The Company agrees to reimburse First Union and the Arranger for all of their reasonable fees and expenses (including reasonable attorneys' fees and expenses) incurred in connection with all of the transactions described herein, whether or not the Bank Credit Facility is closed or any credit is extended thereunder. The Company also agrees to indemnify and hold harmless First Union, the Arranger and their affiliates and their respective directors, officers, employees and agents (collectively, the "Indemnified Parties") from and against any and all actions, suits, losses, claims, damages and liabilities of any kind or nature, joint or several, to which such Indemnified Parties may become subject, related to or arising out of any of the transactions contemplated herein, including without limitation the execution of definitive credit documentation, the syndication and closing of the Bank Credit Facility and the

August 18, 1997
Page 4
-------------------------------

closing of the other Transactions, and will reimburse the Indemnified Parties for all out-of-pocket expenses (including reasonable attorneys' fees and expenses) on demand as they are incurred in connection with the investigation of, preparation for, or defense of any pending or threatened claim or any action or proceeding arising therefrom; provided, however, that no Indemnified Party shall have any right to indemnification for any of the foregoing to the extent resulting primarily from its own gross negligence or willful misconduct or from any material breach hereof. This Commitment is addressed solely to the Company, and neither First Union nor the Arranger, on the one hand, nor the Company, on the other hand, shall be liable to the other or any other person for any consequential damages that may be alleged as a result of this Commitment or any of the transactions referred to herein. In the event that the closing of the Bank Credit Facility fails to occur for any reason, the provisions of this paragraph shall survive any termination of this Commitment.

     Until such time as the Company has accepted this Commitment in writing as provided below, the Company is not authorized to show or circulate this Commitment or the Term Sheet, or disclose the contents thereof, to any other person or entity (other than to its directors, officers and legal and financial counsel in connection with their evaluation hereof, provided that each of such persons shall also be bound by the confidentiality provisions hereof), except as may be required by law or applicable judicial process. If the Company does show or circulate this Commitment or the Term Sheet, or disclose the contents thereof, in breach of the foregoing sentence, then the Company shall be deemed to have accepted this Commitment.

     First Union shall have the right to review and approve any public announcement or public filing made after the date hereof relating to the Bank Credit Facility or to First Union before any such announcement or filing is made (such approval not to be unreasonably withheld or delayed). The Company agrees and consents to First Union's disclosure of information relating to this transaction to Gold Sheets and other similar bank trade publications. Such
               -----------
information will consist of deal terms and other information customarily found in such publications.

     This Commitment shall terminate at 5:00 p.m. on August 22, 1997, unless accepted prior to such time and, if accepted prior to such time, shall expire at the earlier of (i) consummation of the initial public offering of TPC's common stock, (ii) the occurrence of any event that First Union reasonably believes in good faith has, or could be expected to have, a material adverse

August 18, 1997
Page 5
-------------------------

effect on the business, properties, operations, condition (financial or otherwise) or prospects of the Company, and (iii) 5:00 p.m. on October 15, 1997, if the initial borrowing under the Bank Credit Facility shall not have occurred by such time.

     This Commitment and the Fee Letter shall be governed by and construed in accordance with the internal laws of the State of North Carolina, and together constitute the entire agreement between the parties relating to the subject matter hereof and thereof and supersede any previous agreement, written or oral, between the parties with respect to the subject matter hereof and thereof.

August 18, 1997
Page 6
-------------------------------

      If the Company is in agreement with the foregoing, please sign the enclosed copy of this Commitment and return it to First Union together with an executed copy of the Fee Letter by no later than 5:00 p.m. on August 22, 1997. This Commitment will terminate at such time unless signed copies of this letter and the Fee Letter shall have been delivered to First Union in accordance with the terms hereof.

                                     Sincerely,

                                     FIRST UNION NATIONAL BANK

                                     By:
                                         ------------------------------

                                     Title:
                                            ---------------------------

                                     FIRST UNION CAPITAL MARKETS CORP.

                                     By:
                                         ------------------------------

                                     Title:
                                            ---------------------------


Agreed to and accepted as of
the date first above written:

PETERSEN PUBLISHING COMPANY, L.L.C.

By:
    ------------------------------
Title:
       ---------------------------

Petersen Publishing Company, L.L.C.                                 Confidential
--------------------------------------------------------------------------------

SUMMARY OF TERMS AND CONDITIONS
--------------------------------------------------------------------------------

BORROWER:                          Petersen Publishing Company, L.L.C.
                                   ("Petersen").

AMOUNT:                            $175,000,000.

FACILITY:                          $175,000,000 5 year Senior Secured Revolver
                                   ("Revolver").

                                   The Revolver includes a $10,000,000 sublimit for swingline loans provided by the Administrative Agent and a $10,000,000 sublimit for the issuance of standby letters of credit.

ARRANGERS:                         First Union Capital Markets Corp. and CIBC
                                   Wood Gundy Securities Corp.

ADMINISTRATIVE AGENT:              First Union National Bank ("First Union").

DOCUMENTATION AGENT:               CIBC Wood Gundy Securities Corp.

LETTER OF CREDIT ISSUING BANK:     First Union.

LENDERS: First Union, CIBC and a syndicate of other financial institutions.

FINAL MATURITY DATE:               September 30, 2002.

PURPOSE: To refinance indebtedness under the Borrower's existing senior bank facilities, for working capital and for other general corporate purposes, including Permitted Acquisitions.

AMORTIZATION:                      The Revolver shall be due in full on
                                   September 30, 2002.

COLLATERAL:                        A pledge of the membership interests in the
                                   Borrower and, to the extent of the Borrower's direct or indirect ownership interest, the stock of its subsidiaries, and a first priority security interest in all assets of the Borrower and its wholly owned subsidiaries.

GUARANTORS:                        The Petersen Companies, Inc. ("TPC");
                                   Petersen Holdings, L.L.C.; ("Holdings") and all wholly-owned subsidiaries of the
                                   Borrower, if any.

VOLUNTARY COMMITMENT
REDUCTIONS:                        The Borrower may voluntarily reduce the
                                   commitments in amounts of $5,000,000 at any time with prior notice and without premium or penalty. Any such reductions will be permanent.

MANDATORY PREPAYMENTS/
COMMITMENT REDUCTIONS:             Shall be an amount equal to (i) 100% of
                                   insurance proceeds not applied toward the repair or replacement of damaged properties within 180 days, (ii) 100% of proceeds for asset sales not reinvested within 180 days, other than assets sold in the normal course of business, (iii) 25% of the proceeds from the issuance of any equity (excluding equity issued for acquisitions and the Initial
                                   Public Offering of TPC's common stock) or 100% of any debt.

________________________________________________________________________________
SUMMARY OF TERMS AND CONDITIONS                                           PAGE 1

PETERSEN PUBLISHING COMPANY, L.L.C.                                CONFIDENTIAL
-------------------------------------------------------------------------------

INTEREST RATE
OPTIONS: At the Borrower's option, the loans will bear interest at either (i) the Alternate Base Rate ("ABR") plus the Applicable Margin or (ii) the LIBOR rate plus the Applicable Margin.

                              ABR will be the higher of (i) the Administrative Agent's Prime Rate or (ii) the overnight federal funds rate plus 0.50%. Interest on ABR borrowings will be payable quarterly in arrears and calculated over a 365-day year. LIBOR will be available for one, three and six-month borrowings. Interest on LIBOR borrowings will be calculated on the basis of a 360-day year and adjusted for reserve requirements, if any. Interest on LIBOR loans will be payable in arrears at the earlier of maturity or every three months. The Credit Agreement will include the Administrative Agent's standard provisions for increased costs, capital adequacy and withholding taxes.

APPLICABLE MARGIN:            The Applicable Margin for the Revolver shall be
                              determined on the basis of the Borrower's Total
                              Funded Debt to Operating Cash Flow ("Leverage
                              Ratio") as set forth below:

                              --------------------------------------------------
                               Leverage Ratio  Base Rate+  LIBOR+ Commitment Fee
                              --------------------------------------------------
                                greater than
                                 and
                                equal to 4.00     0.000%   1.000%    0.250%
                                greater than
                                 and
                                equal to 3.50
                                less than 4.00    0.000%   0.750%    0.250%
                                greater than
                                 and
                                equal to 3.00
                                less than 3.50    0.000%   0.625%    0.200%
                                greater than
                                 and
                                equal to 2.00
                                less than 3.00    0.000%   0.500%    0.175%
                                less than 2.00    0.000%   0.375%    0.150%
                              --------------------------------------------------

DEFAULT INTEREST RATE:        2.00% in excess of the applicable interest rate at
                              the time.

COMMITMENT FEE:               At a per annum rate as set forth in the above
                              pricing grid on the average unused commitment under the Revolver, payable quarterly in arrears.

LETTER OF CREDIT FEE:         Equivalent to the prevailing Applicable Margin on
                              LIBOR rate loans plus a fronting fee of 0.25% payable to the Issuing Bank.

REPRESENTATIONS AND
WARRANTIES:                   Those customarily found in the credit agreements
                              for similar financings, including, but not limited to representations and warranties concerning corporate organization and power, enforceability of the credit documents, governmental authorization, absence of litigation, payment of taxes, full disclosure of information, accuracy of financial information, ownership of properties, compliance with ERISA, environmental matters, compliance with laws, labor relations, insurance and material contracts.

CONDITIONS PRECEDENT:         The closing and funding of the Facility will be
                              subject to the negotiation, execution, and delivery of a definitive Credit Agreement and other support documentation satisfactory to the Administrative Agent, including but not limited to each of the following:

                              a) All documentation and legal options relating to the transaction and the structure of the Borrower shall have been completed to the satisfaction of the Administrative Agent and its counsel;

________________________________________________________________________________
SUMMARY OF TERMS AND CONDITIONS                                           PAGE 2

PETERSEN PUBLISHING COMPANY, L.L.C.                                 CONFIDENTIAL
--------------------------------------------------------------------------------

                              b) All consents and approvals of the boards of directors, shareholders, governmental and regulatory bodies and other applicable third parties (including holders of the Senior Subordinated Notes) necessary or desirable in connection with this transaction shall have been obtained;

                              c)  No material adverse change shall have
                                  occurred;

                              d) There shall be no material pending litigation, bankruptcy or insolvency, injunction, order or claim with respect to the Borrower;

                              e)  There shall have been prepaid, with the
                                  proceeds of an initial public offering of TPC's common stock, (1) not less than $25 million in aggregate principal amount of the Borrower's senior subordinated notes and (2) not less than $60 million in aggregate principal amount of the indebtedness under the Borrower's existing senior bank facilities (with the remainder to be prepaid through the initial draw under the Revolver).

AFFIRMATIVE COVENANTS:        Those customarily found in the credit agreements
                              for similar financings, including, but not limited to delivery of financial statements and other business and financial information, maintenance of properties, compliance with laws, payment of obligations, maintenance of books and records, maintenance of insurance and change in fiscal year.

PERMITTED ACQUISITIONS:       The Borrower may effect Permitted Acquisitions
                              provided that, with respect to each Permitted
                              Acquisition:

                              a) No Default or Event of Default shall have occurred and be continuing at the time of consummation of such Permitted Acquisition or would exist immediately after giving effect thereto;

                              b) The cash consideration for such Permitted Acquisition may not exceed $100.0 million without the prior consent of the Required Lenders;

                              c) The Borrower shall deliver evidence of pro forma covenant compliance and other specified business and financial information.

NEGATIVE COVENANTS:           Those customarily found in credit agreements for
                              similar financings, including, but not limited to limitations on mergers, other indebtedness and contingent obligations, liens, asset sales, investments, restricted payments, dividends, transactions with affiliates and lines of business.

FINANCIAL COVENANTS:          Leverage Ratio -
                              --------------
                              The Borrower shall not permit the Leverage Ratio as of the end of any fiscal quarter to exceed the following levels for each period:

                              -----------------------------------------
                                       Period           Leverage Ratio
                              -----------------------------------------
                                 Closing to 12/31/98     4.50 to 1.00
                                  1/1/99 to 12/31/00     4.00 to 1.00
                                  1/1/01 to 12/31/01     3.75 to 1.00
                                    Thereafter           3.50 to 1.00
                              -----------------------------------------

                              The Leverage Ratio shall be defined as the ratio of Consolidated Funded Debt (total funded debt net of cash on hand in excess of $5.0 million) to Consolidated Operating Cash Flow ("EBITDA").

                              Interest Coverage
                              -----------------

________________________________________________________________________________
SUMMARY OF TERMS AND CONDITIONS                                           PAGE 3